Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Boise Cascade Company:

We consent to the incorporation by reference in the registration statement (No. 333-212976) on Form S-8 of Boise Cascade Company of our reports dated February 23, 2018, with respect to the consolidated balance sheets of Boise Cascade Company as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10-K of Boise Cascade Company.
/s/ KPMG LLP
Boise, Idaho
February 23, 2018